

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2018

John M. Badke
Chief Executive Officer and Chief Financial Officer
Vicon Industries, Inc.
135 Fell Court
Hauppauge, New York 11788

   Re: Vicon Industries, Inc.
     Registration Statement on Form S-3
     Filed January 5, 2018
     File No. 333-222431

Dear Mr. Badke:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

             Division of Corporation Finance
             Office of Telecommunications